CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


            For the month of May 2004 Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----          ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

             Natuzzi Announces First Quarter 2004 Financial Results
                     and New Incentive Plan for Management

    SANTERAMO IN COLLE, BARI, Italy--(BUSINESS WIRE)--May 24,
2004--Natuzzi S.p.A. (NYSE:NTZ)

    --  Net Sales Increased 4.5% over First Quarter 2003

    --  Units Sold Grew 9.6% over the Prior Year's Quarter

    --  Net Profit Margin Declined to 4.9% from 8.1% over the Prior
        Year's Quarter

    -- New Incentive Plan for Group Management Proposed for Approval to the Next Shareholders' Meeting



                            Natuzzi S.p.A.

                          FIRST QUARTER 2004

                   FINANCIAL RESULTS TELECONFERENCE

  Senior management will review first-quarter 2004 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Giuseppe Desantis
                      Vice Chairman of the Board

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                         Tuesday, May 25, 2004
                         ---------------------
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

        Replay of this event will be available on our web-site
                            www.natuzzi.com

        starting from 12:00 a.m. Italian time on May 26, 2004.


    The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company"), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the financial results for the first quarter ended March 31, 2004.

    NET SALES

    Natuzzi's first-quarter 2004 net sales increased 4.5 percent to EUR 191.8 million or $ 240.0 million compared to EUR 183.5 million or $ 196.9 million in the first quarter 2003. Seats sold increased 9.6% quarter over quarter.
    In the first quarter of 2004, net upholstery sales increased 3.0 percent to EUR 169.5 million or $ 212.1 million compared to the first quarter of 2003. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) increased 18.0 percent to EUR 22.3 million, or $ 27.9 million.
    In the first quarter of 2004, upholstery sales in the Americas increased marginally by 0.4 percent to EUR 79.5 million, or $ 99.5 million, notwithstanding a conversion rate 14.2 percent lower than first-quarter 2003. In Europe, upholstery sales increased 4.7 percent to EUR 80.3 million, or $ 100.5 million as a consequence of the higher penetration of Italsofa upholstery and the inclusion in consolidated revenues of Kingdom of Leather, the British furniture chain bought in May 2003. In the Rest of the World upholstery sales increased 11.5 percent over the first quarter of 2003 to EUR 9.7 million, or $ 12.1 million.
    Total net sales to Divani & Divani by Natuzzi and Natuzzi Stores increased 9.4 percent to EUR 27.8 million, or $ 34.8 million, considering EUR 3.1 million of sales to Kingdom of Leather that was not included in the first quarter 2003. During the quarter the total number of stores increased to 137 in Italy and 116 abroad, while one year before there were 126 in Italy and 71 outside Italy.
    In the first quarter of 2004, leather-upholstered furniture sales increased 3.8 percent to EUR 138.0 million, or $ 172.7 million, while fabric-upholstered sales decreased 0.3 percent over last year's quarter to EUR 31.5 million, or $ 39.4 million.
    First quarter 2004 net sales of Natuzzi-branded upholstery were EUR 131.6 million, or $ 164.7 million, 2.4 percent lower than sales in last year's quarter. Net sales of Italsofa upholstery were EUR 37.9 million, or $ 47.4 million, 27.2 percent higher than first quarter of 2003.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, commented:
"We are pleased with the growth in revenues and units sold reported in the first quarter of 2004 notwithstanding a global economic scenario still dominated by uncertainty, strong appreciation of the Euro against the US Dollar and pricing pressure coming from low cost competitors. The dual branding strategy, Italsofa for the promotional market and Natuzzi for the medium-high end, represented an effective answer to these difficult market conditions."

    GROSS PROFIT & OPERATING INCOME

    Gross profit in the first quarter of 2004 increased 16.6 percent to EUR 68.0 million, or $ 85.1 million, compared to the same quarter in 2003. Gross profit margin increased to 35.5 percent from 31.8 percent.
    First quarter 2004 operating income was EUR 13.8 million while the operating margin rose from 7.0 percent in the first quarter of 2003 to
7.2 percent in the first quarter of 2004.

    FOREX & TAXES

    In the first quarter of 2004 Natuzzi reported a foreign exchange loss of EUR 0.4 million, or $ 0.5 million, versus a net forex gain of EUR 6.0 million reported in the first quarter of 2003.
    Income taxes for first quarter 2004 were EUR 4.0 million, or $ 5.0 million, representing an effective tax rate of 29.6 percent versus a
20.6 percent rate in the prior year's period. The increase was mainly due to the expiration at the end of 2003 of the last exemption from corporate income tax Natuzzi had in Italy.

    NET INCOME & EARNINGS PER SHARE

    Natuzzi first-quarter 2004 net income decreased 36.5 percent to EUR 9.4 million, or $ 11.8 million. Net profit margin was 4.9 percent. Earnings per share (ADR) decreased 36.5 percent to EUR 0.17, or $ 0.21, from EUR 0.27 or $ 0.29.
    Pasquale Natuzzi said, "In the first-quarter of 2004, the Company's profitability was eroded by the appreciation of the Euro against the US Dollar and the investments made in marketing to support the strengthening of the Natuzzi brand. However, we were in line with the outlook of a net profit margin in the region of 5 percent for 2004."

    CASH FLOW

    In the first quarter of 2004 the Company generated EUR 11.5 million of cash from operations, or $ 14.4 million, versus EUR 5.8 million, or $ 6.2 million, reported in the same period of 2003. On a per ADR basis, net operating cash flow was EUR 0.21, or $ 0.26.

    OUTLOOK

    Concluded Mr. Natuzzi: "After an encouraging growth in orders reported in the first quarter of 2004 compared to a weak 2003 first quarter, in the recent few weeks the Company received mixed signals from the market accompanied by lower orders. As we have often underlined, the unstable economic, currency and competitive scenario in which the Company operates creates short-term volatility in furniture demand.
    In this challenging and unstable scenario, we believe that the most effective way to reduce volatility in sales and earnings is to continue to invest in marketing to increase the Natuzzi brand awareness and reduce costs to increase efficiency. The diligent execution of these strategies should allow the Company to recover orders in the next months and achieve the outlook for 2004 both in terms of units sold which should increase by almost 5 percent, and net profit margin which we expect to be in the region of 5 percent, assuming no further deterioration of the global economic scenario and appreciation of the Euro."

    NEW INCENTIVE PLAN

    The Board will propose to the next Shareholders' meeting the approval of a new incentive plan designed to further align management's and shareholders' interest, to strengthen the relationship between the managers and the Company, and to encourage management to invest in the Company's shares. The plan will cover the period 2004-2009. During this period the Company will assign performance stock grants and options related to the achievement of pre- determined levels of individual and company goals and share price targets. The plan will be extended to the management of the entire Group with the issue of almost 3,000,000 new shares, representing 5.2 percent of total outstanding shares if completely vested and exercised.

    ADDITIONAL INFORMATION

    In compliance with Sarbanes-Oxley Act, the Board of Directors determined that the members of the Board of Internal Auditors acting as Audit Committee under SEC Audit Committee Rule 303 A.06, have all the attributes required to act as Audit Committee Financial Experts of Natuzzi S.p.A.

    CONVERSION RATES

    The first quarter 2004 and 2003 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.2513 per EUR and $ 1.0732 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 137 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 117 licensed Divani & Divani by Natuzzi and Natuzzi Stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward-looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.



                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the first quarter ended March 31, 2004 and 2003 on the basis of
                             Italian GAAP
         (Expressed in millions of EUR except per share data)

                           1st Quarter   %   1st Quarter   %     %
                           -----------   -   -----------   -     -
                              2004     Sales    2003     Sales Change
                              ----     -----    ----     ----- ------

     Upholstery net sales     169.5             164.6           3.0%
              Other sales      22.3              18.9          18.0%
                           -----------       -----------
Net Sales                     191.8    100%     183.5    100%   4.5%

                Purchases     (86.0)            (84.3)          2.0%
                    Labor     (27.7)            (27.0)          2.6%
Third-party Manufacturers      (8.5)             (7.7)         10.4%
      Manufacturing Costs      (7.5)             (7.5)          0.0%
         Inventories, net       5.9               1.3         353.8%
                           -----------       -----------
Cost of Sales                (123.8)           (125.2)         -1.1%

                           -----------       -----------
Gross Profit                   68.0   35.5%      58.3   31.8%  16.6%

         Selling Expenses     (44.7)            (36.7)         21.8%
         General and
          Administrative
          Expenses             (9.5)             (8.7)          9.2%

                           -----------       -----------
Operating Income               13.8    7.2%      12.9    7.0%   7.0%

     Interest Income, net       0.0               0.4
    Foreign Exchange, net      (0.4)              6.0
        Other Income, net       0.1              (0.7)

                           -----------       -----------
Earnings before taxes and
 minority interest             13.5              18.6         -27.4%

             Income taxes      (4.0)             (3.8)          5.3%

                           -----------       -----------
Earnings before minority
 interest                       9.5              14.8         -35.8%

        Minority Interest      (0.1)              0.0

                           -----------       -----------
Net Earnings                    9.4    4.9%      14.8    8.1% -36.5%
                           ===========       ===========

       Earnings per Share    0.1719            0.2707         -36.5%
                           =============================

Average Number of Shares
 Outstandings*           54,681,628        54,681,628

(*) Net of shares repurchased                    1 EUR = 1,936.27 ITL

======================================================================

                KEY FIGURES IN U.S. DOLLARS (millions)
                --------------------------------------

                                             1st Quarter  1st Quarter
                                             -----------  -----------
                                                2004         2003
                                                ----         ----
Net Sales                                      240.0        196.9
Gross Profit                                    85.1         62.6
Operating Income                                17.3         13.8
Net Earnings                                    11.8         15.9

Earnings per Share in U.S. dollars              0.21         0.29
Average exchange rate (U.S. dollar per Euro)  1.2513       1.0732

======================================================================

                         GEOGRAPHIC BREAKDOWN

                           Sales                   Seat Units
                   (Expressed in millions
                          of EUR)

                     1st     1st              1st       1st
                   Quarter Quarter   %      Quarter   Quarter   %
                   ------- -------   -      -------   -------   -
                    2004    2003   Change    2004      2003   Change
                    ----    ----   ------    ----      ----   ------
Americas            79.5    79.2    0.4%    450,283   401,353  12.2%

        % of total 46.9%   48.1%              55.6%     54.3%

Europe              80.3    76.7    4.7%    316,488   299,835   5.6%

        % of total 47.4%   46.6%              39.1%     40.6%

Rest of world        9.7     8.7   11.5%     43,352    38,216  13.4%

        % of total  5.7%    5.3%               5.4%      5.2%

TOTAL              169.5   164.6    3.0%    810,123   739,404   9.6%
-----              -----   -----    ----    -------   -------   ----

======================================================================

                         BREAKDOWN BY COVERING

                           Sales                   Seat Units
                   (Expressed in millions
                          of EUR)

                     1st     1st              1st       1st
                   Quarter Quarter   %      Quarter   Quarter   %
                   ------- -------   -      -------   -------   -
                    2004    2003   Change    2004      2003   Change
                    ----    ----   ------    ----      ----   ------
Leather            138.0   133.0    3.8%    613,075   546,764  12.1%

        % of total 81.4%   80.8%              75.7%     73.9%

Fabric              31.5    31.6   -0.3%    197,048   192,640   2.3%

        % of total 18.6%   19.2%              24.3%     26.1%

TOTAL              169.5   164.6    3.0%    810,123   739,404   9.6%
-----              -----   -----    ----    -------   -------   ----

======================================================================

                          BREAKDOWN BY BRAND

                           Sales                   Seat Units
                   (Expressed in millions
                          of EUR)

                     1st     1st              1st       1st
                   Quarter Quarter   %      Quarter   Quarter   %
                   ------- -------   -      -------   -------   -
                    2004    2003   Change    2004      2003   Change
                    ----    ----   ------    ----      ----   ------
Natuzzi            131.6   134.8   -2.4%    548,405   544,853   0.7%

        % of total 77.6%   81.9%              67.7%     73.7%

Italsofa            37.9    29.8   27.2%    261,718   194,551  34.5%

        % of total 22.4%   18.1%              32.3%     26.3%

TOTAL              169.5   164.6    3.0%    810,123   739,404   9.6%
-----              -----   -----    ----    -------   -------   ----

======================================================================

                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
              as of March 31, 2004 and December 31, 2003
                    (Expressed in millions of EUR)

                                              March 31,  December 31,
                                              ---------  ------------
                                                2004         2003
                                                ----         ----
Current Assets:
Cash and cash equivalents                       74.5         63.6
Marketable debt securities                       0.2            0
Trade receivables, net                         164.2        154.5
Other receivables                               51.0         58.1
Inventories                                    103.4         97.5
Unrealized foreign exchange gain                 0.4          6.3
Prepaid expenses and accrued income              4.0          2.1
Deferred income taxes                            3.3          1.0

Total current assets                           401.0        383.1
                                              ---------  ------------
Non-Current Assets:
Net property, plant and equipment              250.2        254.2
Treasury shares                                  0.0         37.8
Other assets                                    16.3         17.1
Deferred income taxes                            0.2          0.2
                                              ---------  ------------

Total Assets                                   667.7        692.4
                                              =========  ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                            6.6          4.8
Current portion of long-term debt                0.7          1.3
Accounts payable-trade                          83.2         80.9
Accounts payable-shareholders for dividends      0.0          0.0
Accounts payable-other                          20.3         17.8
Allowance for unrealized foreign exchange
 losses                                          0.0          0.0
Income taxes                                     2.7          4.3
Salaries, wages and related liabilities         15.5         16.1

Total current liabilities                      129.0        125.2
                                              ---------  ------------
Long-Term Liabilities:
Employees' termination indemnity                27.9         27.6
Long-term debt                                   4.3          4.2
Deferred income taxes                            0.4          0.4
Deferred income for capital grants              13.1         13.4
Other liabilities                                5.3          5.7
Minority Interest                                1.0          0.9

Shareholders' Equity:
Share capital                                   54.7         57.5
Reserves                                        42.4         80.2
Additional paid-in capital                       8.3          8.3
Retained earnings                              381.3        369.0
Total shareholders' equity                     486.7        515.0
                                              ---------  ------------

Total Liabilities and Shareholders' Equity     667.7        692.4
                                              ---------  ------------

======================================================================

                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                     as of March 31, 2004 and 2003
                    (Expressed in millions of EUR)

                                                 March 31,  March 31,
                                                   2004       2003
                                                 ---------  ---------
Cash flows from operating activities:
 Net earnings                                       9.4       14.8

 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                     6.7        4.5
   Employees' termination indemnity                 0.3        0.2
   Deferred income taxes                           (2.3)       0.3
   Minority interest                                0.1        0.0
   (Gain) loss on disposal of assets                0.0        0.3
   Change in provision for unrealized foreign
    exchange (losses)/gain                          5.9      (12.9)

 Change in assets and liabilities:
   Receivables, net                                (9.6)       4.6
   Inventories                                     (5.9)      (1.3)
   Prepaid expenses and accrued income             (1.8)      (2.0)
   Other assets                                     7.1       10.4
   Accounts payable                                 2.3       (9.3)
   Income taxes                                    (1.5)      (1.1)
   Salaries, wages and related liabilities         (0.6)      (0.1)
   Other liabilities                                1.4       (2.6)
                                                 ---------  ---------

     Total adjustments                              2.1       (9.0)
                                                 ---------  ---------

     Net cash provided by operating activities     11.5        5.8
                                                 ---------  ---------

Cash flows from investing activities:
 Property, plant and equipment:
   Additions                                       (8.7)      (8.3)
   Disposals                                        6.6        0.0
 Government grants received                         0.0        0.0
 Marketable debt securities:
   Purchases                                        0.0        0.0
   Proceeds from maturities                         0.0        0.0
   Proceeds from sales                              0.0        0.0

 Purchase of business, net of cash acquired        (0.1)       0.0
 Purchase of minority interest                     (0.0)       0.0
                                                 ---------  ---------

     Net cash used in investing activities         (2.2)      (8.3)
                                                 ---------  ---------

Cash flows from financing activities:
 Long term debt:
   Proceeds                                         0.0        0.0
   Repayments                                      (0.5)      (0.8)

 Short-term borrowings                              1.8        9.3
 Exercise of stock options                          0.0        0.0
 Treasury shares                                    0.0        0.0
 Dividends paid                                     0.0        0.0
 Dividends paid to minority shareholders            0.0        0.0
                                                 ---------  ---------

     Net cash used in financing activities          1.3        8.5
                                                 ---------  ---------

   Effect of translation adjustments on cash        0.3       (0.8)
                                                 ---------  ---------

   Increase (decrease) in cash and cash
    equivalents                                    10.9        5.2

   Cash and cash equivalents, beginning of the
    year                                           63.6       96.7
                                                 ---------  ---------

   Cash and cash equivalents, end of the period    74.5      101.9
                                                 =========  =========


    CONTACT: Investor Relations Dept., +39-080-8820-412
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
              OR
             Corporate Press Office, +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NATUZZI S.p.A.
                                           (Registrant)


Date:  May 24, 2004                        By: /s/ GIUSEPPE DESANTIS
                                               ------------------------
                                                   Giuseppe Desantis